Exhibit 99.3
Press Conference

INFOSYS LIMITED
PRESS CONFERENCE
January 11, 2013

CORPORATE PARTICIPANTS

S. D. Shibulal
Co-Founder, Chief Executive Officer and Managing Director

B. G. Srinivas
Member of the Board, Head - Europe and Global Head - Financial Services & Insurance

Stephen R. Pratt
Head – Consulting and Systems Integration and Member - Executive Council

V. Balakrishnan
Member of the Board, Head-Infosys BPO, Finacle and India Business Unit

Sanjay Purohit
Head – Products, Platforms & Solutions

Rajiv Bansal
CFO

Nandita Gurjar
Head – Human Resources

Ashok Vemuri
Member of the Board, Head-Americas and Global Head-Manufacturing and Engineering Services

PRESS

Deepu
Business Standard

Hari
Reuters

Kalyan
Bangalore Mirror

Venkatesh
Business Line

Akanksha

Pankaj
Mint

Akansha

Pankaj

Ayushman
Information Week

S. D. Shibulal

Good afternoon, everyone. It is a pleasure for me to talk to all of you.

You would have seen the Q3 results by now. We have performed well in Q3. Our revenues grew by 6.3% including Lodestone and without Lodestone grew by 4.2%. Our EPS recorded as $0.76 compared with $0.75 last quarter. We have completed the acquisition of Lodestone and the integration is going very well. The growth this quarter has been broad-based. We have added 53 new clients this quarter (excluding Lodestone). Our growth this quarter predominantly came from the non-top 10 clients. Our growth has been all around. If you look at from an offering perspective, in the Business and IT space we closed 8 large deals amounting to $730 mn this quarter. The Consulting and System Integration grew by 15% QoQ including Lodestone this quarter. Products and Platforms space also has done very well, it added more than $100 mn of TCV this quarter. The TCV booked under Products and Platforms is $600 mn, this do not include Finacle.

Pricing has been stable. The pricing has gone up by 1.8% this quarter; the volume went up by 1.5% this quarter, pricing changes predominantly because of the portfolio shift. Because our Consulting and System Integration grew by 15%, there is a shift in portfolio and that has resulted in our revenue productivity going up by 1.8%.

As I said the growth has been all around. Now, in the middle of the quarter we had seen some headwinds. We had seen headwinds due to ‘Superstorm Sandy’ because of which our people were out of the office for 1 to 2 weeks during that period predominantly in the eastern part of US. We had also seen both extended and unexpected furloughs. We knew that there will be some furloughs in Q3 but in the middle of the quarter, we had seen additional ones which we had not expected in the beginning of the quarter. Irrespective of that, our people have worked extremely hard and our strong relationship we have with our clients also helped us to mitigate these headwinds.

So if I look at Q3, in my mind it is a culmination of multiple things. #1, is execution of our strategy over the last couple of quarters. For example, last quarter we had 8 transformational wins and some of them have actually yielded revenues this quarter. In our case, if it is a large transformational win, it takes 1-2 quarters and if it is a large Business and IT operations win, then it takes 2-3 quarters for the revenue to flow into the system. So we are benefited from some of the deal wins which we had, we are benefited from the execution of the strategies over the last 2-3 quarters, that is #1.

#2, our people have worked extremely hard. It is a challenging environment. We had headwinds in the middle of the quarter. We mitigated those. That showed the commitment, the hard work and the focus our people have put during this period. Our people have worked extremely hard because of which we have performed well this quarter.

It is equally important to remember that the world has not changed during the last 90 days. The world continues to be volatile. US and Europe both have their own issues. Those issues do impact our clients’ ability to take decisions and ability to make long-term investment, ability to ramp up deals which are already closed. The environment continues to be volatile, the environment continues to be challenging for our clients.

We have not revived the guidance for the year. The guidance for the year was 5% which implies a growth rate of 3.7% in Q3 and Q4. We have grown by 4.2% organic in Q3 because of that the implied growth in Q4 will be 2.7%. Now in the beginning of the quarter our visibility for the quarter is about 95%, so right now we have probably between the 95%-97% visibility. We still have over 3% to catch up which is not a small number on a base of $1.9 bn. We continue to hold our guidance at 5% and we continue to remain cautiously optimistic.

With that let me conclude and let me hand it over to Rajiv. Thank you very much.

Rajiv Bansal

We can open it up for questions.

Deepu

Basically, under promising and over achieving is what Infosys has been doing so far. Last 2 years we were finding it missing, so now Infosys seems to be back in action. Just trying to understand from you, you were saying there is nothing much that has changed in the global economic environment. Despite that Infosys has done relatively better this quarter. What are the factors which worked in favor of you, especially in Europe we are seeing you have done quite nicely. You seem to be riding against the storm in Europe. You are somewhere close to your target of getting 30% revenue side from Europe. What is behind this for Infosys? The second part of the question is, I was just trying to understand now we all hope that the budgeting cycle must have been over. What is the kind of indication you are getting from your clients? Are you expecting the clients’ budget to go up next year and what will be reflected in the performance of Infosys as well as the Industry.

S. D. Shibulal

As I said, in Q3 we have performed well and that is due to the fact that the execution on the strategy over the last 2-3 quarters have yielded results in Q3. Also some of the deal wins in Q1 and Q2 have yielded revenues in Q3. More importantly, we had headwinds in the middle of the quarter and our leadership and employees have worked extremely hard to mitigate these headwinds. Regarding Europe, I will actually ask BG to respond. Regarding the next year, the budgets have not yet closed. We expect the budgets to be closed by February. We expect them to be flat or marginally down. In some verticals probably slightly more down but marginally down overall. At the same time, we believe that because of the focus on increased return on investment for our clients, there will continue to be serious interest in the kind of work which we do and the kind of solutions which we bring to the table. So budgets are yet to be closed. We expect them to be flat or marginally down. Let me now request BG to give a color on Europe.

B. G. Srinivas

If you look at the macro environment in Europe, it is still uncertain. Uncertainty has not gone away. However in the last couple of months, we have seen the business environment less likely to panic because there has been some degree of stability while the macro economic overhang continues. What we have done in the last couple of years in investing in Continental Europe has started bearing results in terms of the deal pipeline and some of the wins we have had particularly in Switzerland and Germany. If you look at last quarter alone, we have added 13 new clients excluding Lodestone and 42 clients including Lodestone. More importantly, the growth has come from many sectors. In Financial Services, we have had some deal wins in UK. In Manufacturing, we had wins in the continent. We have had good deal wins in Energy as well. Some of our existing client accounts have scaled up which has resulted in a sequential growth rate which is actually bucking the trend of what is happening in Europe. More importantly, we have also had couple of deals in Europe where we are seeing traction in the Platforms space and that is encouraging. There have been 3 transformational wins in the Continental Europe. That has led to the sequential growth. As we see integration with Lodestone completing and we have more access to clients in the continent in the next year, assuming that Europe macro environment continues to be stable, we will get a better bearing at the end of next month when the budgets are cast for our client organizations.

Deepak

Sir, just one follow-up question. The pricing has gone up by 1.8% and it is largely due to the business mix. You may remember, in the last quarter you were talking about how Consulting was kind of laggard. Are you seeing more consulting led deals happening now and is it a high margin business?

Stephen Pratt

As you know consulting is discretionary spend. Discretionary spend means that clients have a choice. Over the last couple of quarters, they have chosen Infosys. We have a very compelling value proposition. We are very proud of our value proposition that is more rigorously focused on creating business value for our clients. So our win rate has gone up and it is not something that we did this quarter, something that we have done in the past few quarters. We are seeing the results of the hard work that we have done over the last 2-3 quarters as programs ramp up. Having organic growth of 8.1% quarter-to-quarter without Lodestone and 15.4% quarter-to-quarter with the addition of Lodestone, I think is a very good result. I will say that consulting expenditures can be lumpy, so it is not always that you are going to see that every quarter but this is a very good quarter for us. We have increased the percentage of revenue coming from consulting to over 32% of the company. We are doing very well.

Hari

I am Hari from Reuters. Just a followup question on the consulting comments. Just wanted to get some idea on what your thinking is on consulting and how Infosys approaches consulting because when you all started out building Infosys Consulting, it looked like you are going to build a pure-play consulting company that would do very high-end business consulting. Over the years it looks like you have evolved and it looks like the target for goalposts have moved, that could be natural with how things got. Just wanted to get a flavor of what Infosys sees as consulting and if you could give us some quantitative ideas of what kind of money you make from pure consulting per se and what is the overall downstream IT revenue that you get out of consulting.

Stephen Pratt

Good question. When we got into consulting, our view was that the consulting profession is fundamentally broken and it actually created an opening for Infosys and that was to combine very good management consulting and strategic thinking with technology implementations and doing that better than anyone had done. I think we have been successful in doing that. Even when we started, it was not a standalone strategy consulting firm even though we did a lot of strategic analysis as part of our projects. It was more combining the upstream consulting and the flow-through technology. We continue to do that today. Our rates are the same as they were a couple of years ago, may be a little bit lower since the market has been tough. Especially with the addition of Lodestone which gives us lot of muscle in consulting in Continental Europe which is really one of the areas where we are yet to grow, we are a real powerhouse when it comes to Consulting and Systems Integration. I think the reason this is important is that it positions Infosys for the future. As some markets get commoditized and more competitive, the Infosys of the future is a diversified portfolio of services to serve our clients. I think that people underestimate the complexity of what Infosys has gone through in the last 2 years. We have a new peer group that you should compare us with. We can absolutely compete with any global major consulting firm for the most complicated programs there are.

Hari

Just before you merged Infosys Consulting with Infosys, you were about $ 90mn-100 mn kind of number.

Stephen Pratt

It was $ 200 mn.

Hari

Is there a way to compare what you make in comparison with apples to apples comparison with that 200 mn?

Stephen Pratt

We do not give the exact number but it is more than twice that. There were parts of consulting that there were in Infosys Technologies back then. We have combined that. With the addition of Lodestone, it adds another $ 200 mn. I would say more than a quarter of Consulting and Systems Integration comes from the Management Consulting Services.

Hari

Okay more than twice not because of the Lodestone acquisition?

Stephen Pratt

No, organic

Hari

I am told that big companies like KPMG, PWC are now kind of getting back into the game making some acquisitions from the IT services front and may be taking away some business from the lower end of consulting and also putting pressure on the IT services companies. Is that relevant competition to Infosys or is it still early days?

Stephen Pratt

It is very relevant. Those are good companies and they have acquired good companies. We see them on a day to day basis. I tend to think that we have a better value proposition but clients have to decide that.

Kalyan

This is a question for Shibu. We are looking at 3.6% quarter-to-quarter growth. This is a basic question what are you doing to arrest this deceleration in terms of revenue and in terms of cost?

S. D. Shibulal

In dollar terms, we grew by 4.2% this quarter excluding Lodestone and 6.3% this quarter including Lodestone. There are always quarter-to-quarter variations in our growth, some quarters are softer compared with other quarters. There is seasonality to some of our growth. Q2 is usually our strongest quarter but this year we have seen Q3 at 4.2%.

Kalyan

My question was what are you doing to get the numbers back in terms of cost and revenue?

S. D. Shibulal

Compared with which number?

Kalyan

Quarter-to-quarter number 3.6% is not exactly a great number. So is there anything in specific you are doing?

S. D. Shibulal

The growth this quarter has been 6.3% including Lodestone acquisition and 4.2% without Lodestone. In my mind, we have done well this quarter. Our strategies are meant for two things. Our aspiration is always to grow above industry average and to have one of the industry leading margins. Strategies are meant to deliver these in the medium to long-term. Strategies do take time to execute. As I said, in Q3 we have seen the result of some of the strategic executions over the past. We believe that in the medium to long-term, once our strategies get executed, they should allow us to deliver our aspiration. Our aspiration is important because that is what our strategies are meant to do and it is to deliver at or above industry average growth and one of the leading margins.

Kalyan

Didn’t NASSCOM give 11% growth for this year and you are 9.8% now?

S. D. Shibulal

NASSCOM gave 11%-14% initially and then revised it to 8-11%. Our organic growth this year is going to be 5% and that is what we have said in the guidance. We have not revised this right now.

Kalyan

The industry in terms of growth, when will the strategies kick in?

V. Balakrishnan

NASSCOM said 11% to 14%. Now they said it will be closer to lower end of their range.

Kalyan

But you said you want to be above the industry average. You are still below half of the industry average.

V. Balakrishnan

We always want to be above the industry average. It is like the movie Life of Pi. They want to control the tiger, you cannot control always. This quarter we did well. We took advantage of the environment. The world is volatile, that is why we are cautious. Long term nobody can talk. Beyond 1 year, nobody knows

Kalyan

My specific question is about what Shibu answered about aspirations to grow above industry in terms of growth. But you are growing 5% when the industry is talking about 11%.

S. D. Shibulal

Aspirations are actually meant to create energy and strategies to meet those aspirations. I clearly said it. Our aspiration is to be at or above the industry average growth. Our strategies are meant to meet our aspirations. Our strategies have yielded some results this quarter. In the medium to long-term, we believe that our strategies will allow us to meet our aspirations.

Venkatesh

I am just curious to know, you have won 14 deals in the Products and Platforms space. Can you tell me what is the contract value for those 14 deals?

Sanjay Purohit

When we look at the deals in the Products and Platforms space, the deals come in different shapes and sizes because Products and Platforms, they all have different kinds of per transaction. What we monitor is the overall Total Contract Value (TCV) that we have secured so far and we have done about $600mn TCV cumulative so far. These 14 are not evenly spaced. There are some fairly large contracts, there are some early stage pilot contracts because many of these go through beta evaluations and then it goes to an adoption cycle. These 14 deals that we are talking about last quarter contributed to the increase of $117 mn in TCV. They are of different sizes given the portfolio of Products and Platforms that we have taken to market.

Akanksha

I am just curious, around December when you had investors meet, you had given a very low guidance and you talked about lot of headwinds. You mentioned that you faced them but suddenly the quarter results are pretty good and they are above expectations. You mentioned that right now you have 95%-97% clarity. I want to know what percent of clarity you had around that time which made you give that guidance.

S. D. Shibulal

In the beginning of the year, we have 65% visibility. For the quarters, we usually have 95% visibility. When you use these two numbers, in the middle of the year we have visibility of about 85% for the rest of the half which is 15% gap to be filled in 6 months. If we were to achieve the 5% growth for the year, we had to grow 3.7% sequentially in Q3 & Q4. During Q3, we had raised some headwinds. I discussed those - frequency as well as longevity of furloughs and Super Storm Sandy because of which we had people out of the office for 1-2 weeks in some cases. That is when we said the environment looks challenging and we have headwinds to face. As I said, our people have been able to mitigate this. Our people have worked very closely with our clients. We have also derived benefits from the very strong relationships which we have with our clients and because of that, our growth for the quarter turned out to be 4.2%.

Pankaj

Just to follow up on what Akansha asked, how can you be giving a mid-quarter kind of a review which appeared to be like you are almost scaling it down? On December 4th, 6th, 7th we started hearing lot of commentaries and then what has changed from December 6th to December 31st ? How can you be doing that so close to the earnings and what has really changed?

S. D. Shibulal

That is exactly what I answered. For the half year, we had about 85% visibility and required a sequential growth of 3.7% for Q3 and Q4. If you have a sequential growth rate expectation of 3.7% for Q3 and Q4 and you face headwinds in the middle of the quarter, then what we said is that whatever we have to achieve in the second half, definitely looks challenging. That is what we said in December. Fortunately our people have been able to mitigate those challenges which came out of furloughs as well as because of the storm and because of that we ended up at 4.2%.

Deepu

The contribution of top-clients have come down. There were some reports earlier in newspapers also that some clients have kind of pressed the ‘pause’ button towards the fag end of certain projects. You are also talking about Super Storm Sandy. Is it something seasonal? Revenue from top 5 clients now has come down from 16% to 14.6%. How do you look at it from the growth of the top-clients?

B. G. Srinivas

This is the last quarter for our clients when it comes to their budgets. We cannot necessarily have predictability on that, it depends on the client situation. If they run out of budgets, there will be a slowdown. Sometimes it is cyclical and sometimes not. So that is the reason why quarterly is difficult to read. It just so happened in this quarter that some of the top-clients slowed down because they exhausted their budget. That is all.

Participant

Hi, a quick thing on the head count. 977 net addition this quarter. Is it the rock bottom Infy has hit, or you have seen worse than this?

S. D. Shibulal

The headcount numbers are a reflection of business needs. We have adjusted our plans based on our business needs. If you look at it today, our utilization is 71% whereas our optimum utilization is 78%-79%. We are clearly carrying a bench of about 7%-8% more which impacts our margins in 2 ways. Number 1, direct cost of 1.5% and indirect margin loss of 2.5% because of the lack of revenue from that bench. We have adjusted our recruitment based on these factors.

Participant

Sorry my question was, is it the lowest net addition Infy has done in its history?

Rajiv Bansal

Our numbers are in line with the guidance that we gave for the full year employee addition. I think you should not look at quarter on quarter net additions whether its rock bottom or it is high. It is about what we had guided for, how much we guided for the quarter and the year, how much we have hired as against that and I think that is important. We are not trying to meet a number say that we want to hire 2000 people. As Shibu said, we need to hire in line with what we see. Our utilization is still very low and till we see utilizations going up, hiring would be muted.

Participant

Shibu just want a quick clarification. Would it be fair to assume that most of the deal closures and ramp ups happen over the last 3 weeks of the quarter?

S. D. Shibulal

The ramp ups started through the quarter. During the quarter, we were able to address the headwinds which came up. These deals which we closed in Q1 and Q2. Generally if you close a very large Business and IT Operations deal in the period, it takes about 2-3 quarters before the revenue shows up and on a Business Transformational deal, it is 1-2 quarters.

Participant

The reason for the clarification is you had analysts interactions in the first week of December at which point the sentiment that the analysts went back with is pretty dismal quarter but the numbers seem to say a different story. So I was just curious if the revenue bookings happen in the last 2 - 3 weeks?

S. D. Shibulal

As I said, just after Thanksgiving as well as before the Christmas season, we were seeing more than planned number of furloughs and also the length of the furloughs was increasing. We were also in the midst of the impact of super storm sandy and we were expecting implications because of that. We worked very hard to mitigate those.

Participant

Shibu, in the previous quarters you have given a rough idea where contracts on Platforms and Products, by giving us a cumulative TCV for these contracts and you mentioned something about $400 mn. Can you give us what the number is now in December quarter ?

Sanjay Purohit

Like we said before it is currently standing at $600 mn.

Akansha

This question is for Shibulal and also B.G. You mentioned that the revenue from top 5 and top 10 clients came down but that’s just for this quarter. But on the sidelines we have this concern about larger clients specially the US clients, that they are kind of suspending this work. Even in this theory going in the background would you still say that you are expecting more business coming from top clients?

BG Srinivas

Our strategy has also been broad-based. We focus on growing our top clients as well. I would not read to much into a quarterly phenomena. We will continue to focus on broad basing our growth beyond the top clients as well. Quarter on quarter this can change. It is very difficult to predict for the next couple of quarters, how each category of clients will perform.

Shibulal

If you look at the last quarter, the top 10 grew more than our company average. Previous quarters non top 10 grew more than company average. If you go back and take a look at last 5-6 quarters, you can clearly see that these numbers fluctuate. One should not assume any secular trend because of all this.

Deepu

Shibu, net addition of employee head count if you added 977 people in the quarter where gross addition is 7499, that means 6522 people have left in single quarter. Especially in the light there are reports earlier that you might be looking at cost structure seriously and some 5000 people have been asked to leave the company. Can you throw some light on that and how are you taking performance review quite seriously in this context? How many of these 6500 odd people have left involuntarily?

Nandita Gurjar

We have a performance management system where there is an appraisal twice a year based on which poor performers are either put through a Performance Improvement Plan or asked to exit. A lot of these exits happen through the year. So believing that this happens as an event is incorrect. Poor performers are weeded out during the year. This number which you see of 6500 is voluntary as well as involuntary attrition. It is difficult to really point out which are the ones which left based on performance.

S. D. Shibulal

Let me just give color to this. The number which you are looking at is company-wide. For IL, actually our attrition has come down. In Q3, the attrition in IL is 4435 people. In Q2, it was 5255 people. So these numbers which you have don’t add up. Our attrition in Infosys Limited has come down in Q3 in absolute terms compared with in Q2. The numbers which you are looking at is gross. BPO has a different attrition profile.

Deepak

Second question on Infosys BPO there are reports that Swamy is going to retire in July. Are we looking for a new leader for Infosys BPO?

V. Balakrishnan

Yes, I also read the report. Look we have a retirement policy in the company. Swamy is reaching that age. He will be retiring somewhere in July. We have to find our next CEO. We are in the process. Once we decide, we will let you know. I also saw the report.

Participant

I just want to understand and get a little more clarity. When you say ‘hard work’,if hard work was responsible for much of this, you required 3.7% and you did 4.2%. Can we expect similar hard work next quarter and therefore spectacular results. It will be nice to instead of using the words ‘furloughs’ etc, if you can define what the hard work meant?

V. Balakrishnan

In the beginning of December we were saying that the growth could get impacted because of few reasons like the furloughs in some of the clients. But when we went through the quarter, we worked very closely with the clients, made sure the impact of furloughs is not that high and we are able to mitigate that. We worked very closely with the client, reduced the impact of that and hence we are seeing an incremental growth.

Participant

Bala just to be on this question. It is really is not convincing. You think about it. How can things change so much in just few days? December is not a month where you have as many days. December 4th, 5th, 6th you had these conversations and everybody comes out with commentary saying it is going to be scaled down and all that and suddenly we sit here and look at these hard work-led numbers.

V Balakrishnan

When we said furloughs, client initially take a call that because there are challenges in December, they make a clean sweep and say everything will be cut. So you have to work closely with the client, educate them on some of the critical projects and those things will not get impacted because of furloughs. You have to work very closely with them and make sure most of the critical projects are not impacted because of furloughs and make sure those revenues tick in. That is what we did.

S. D. Shibulal

Also there is little bit more clarity which you have to keep. Our comments were about the half year, remember this. We had given a full year guidance of 5%. We were entering into the half year. We had assumed a growth of 3.7%. Our growth rates in the previous quarters were not up to that level. We had assumed a sequential growth of 3.7% in next 2 quarters-Q3 and Q4 and Q4 is definitely a softer quarter for us. So when you see an additional headwind of that nature, you have to say it and that is exactly what we said.

Rajiv Bansal

As Shibu said, we gave a guidance for half year. We did not give guidance for Q3. It assumed at 3.7% sequential growth for Q3 and Q4. That is what everybody believed what we need to do to achieve that number, but Q4 is a soft quarter. It has less working days than what is there in Q3. So internally we had a higher number for Q3 as against what was there for Q4. Then we had also factored a flat pricing. When we gave our guidance in October, we had assumed a flat pricing for Q3 and Q4. If you look at our results, we have achieved a 1.8% increase in revenue productivity during the quarter. Then there were challenges. As Bala was saying that when the clients talk about furloughs, they talk about shut downs, it is across all vendors. But they also say that if your project is critical, you have to work with them and ensure that you get the necessary approvals to come back to work. Our sales team, our leadership worked very closely with the clients. They ensured most of the work we do is critical work for the client. We worked with them, got our project classified as ‘critical’, so that there was no impact. All these factors when you put together is what led to the results

Participant

Rajiv Bansal

No hard work means working with the client to explain to them about the criticality of the project.

Participant

Bala quick question for you. Why do you think the stock price is going up despite 3.6%?

V. Balakrishnan

We don’t talk about the stock price.

Participant

I get this feeling that market expected worse performance and you did something better than that.

V. Balakrishnan

You have to ask the industry experts. Probably they will give you. We do not understand the market.

Participant

These client furloughs that you mentioned, are they still on. If yes will they have an impact in the current quarter given the hard work and everything else remains the same?

Ashok Vemuri

Okay, let me start by actually explaining what a furlough is. Typically at the end of the calendar year, a large number of corporations give time-off to their employees, from lets say 15th/20th of December till the end of the year. Some of them either work from home or on reduced hours or they don’t work at all. It is fairly typical in the hi-tech industry. It is not as typical but prevalent in financial services and very strongly prevalent in the engineering and manufacturing space. These furloughs are typically till the end of the year and may spill over for about 3-4 days or a week into the next year but that’s it. It is highly seasonal in terms of furloughs.

Ayushman

This year how does Infosys plan to add greater value to your customers in terms of new disruptive technologies?

S. D. Shibulal

There are number of areas where higher value is getting added. The first one which comes to my mind is Consulting and System integration space which Steve talked about. That is where we do most of the business transformation work. That is where we do work which impacts the top-line of the client. The transformational work which we do is directly linked to growth for the client. For example, if we are doing a Business Transformation work which leads to new market entry, that has an impact on the top-line for the client. There are technology areas also which we are focused in. Finacle is an area where we deliver very high values to our client. Cloud and Mobility are new areas where we work closely with our clients. These are emerging technologies and these technologies are very relevant to our clients. We work closely with our clients in Cloud and Mobility. Products and Platform space is quite different from the Services space. These are very intellectual property-intensive areas and we deliver tremendous amount of innovation to our clients through that space. If you look at our Products and Platforms space, it is driven out of our Building Tomorrow’s Enterprise framework which is an innovation framework which we use and which is seeing very good adoption with our clients. Our way to deliver innovation from the Building Tomorrow’s Enterprise, driving it down to either a consulting or a co-creation engagement and delivering either business transformational or intellectual property through those paths. If you look at platforms like BrandEdge, or TradeEdge, these are innovative platforms. If you look at in India, for example, Airtel Money is a very relevant platform which we have created for mobile commerce in India which is doing very well. That is pure innovation for the market.

Stephen Pratt

Shibu, if I may follow up really quickly. I think this is a very exciting time right now in innovation. One of the areas we are very excited about and having really rich conversation with our clients and some very active deals is around the convergence of in-memory computing, analytics and data visualization because it gives a much richer view of how your company is running and it places right into our sweet spot. We look at what other things you should be looking at from metrics and the value of the company and what are the important things and how does it link into data governance. That whole area is very exciting. There is also a lot of excitement around Digital Marketing and the multi-channel interface with their customer. Our clients are interacting with their customers through social media especially when it goes mobile ,contact centers, retail stores and the internet and the whole relationship with the customer and how you interact with them is really one of our hot areas right now.

Participant

Shibu and Ashok, If I understand you correctly, the furloughs are an annual thing every year right? It is not that as if this year that you had a new situation that furloughs were going to happen. Seeing the furloughs, every year in December furloughs happen. Heading into this quarter and in November in an investor conference call, again in early December in another call Sandeep Mahindroo, your Investor Relations person talks language which is clearly very downcast and highlights concerns about where you all are at. The furlough planning that you all are doing would be something which you are doing every year. If there is a project which is critical, it is not that it has suddenly become critical in the year 2012 alone in December right? So how is it that you all manage to squeeze out more and convince people that suddenly projects have become critical in December 2012 and they need to postpone furloughs or work through furloughs? So I think it is a little mystical as to how you all in this quarter between 8th December and end of quarter manage to squeeze out something?

S. D. Shibulal

Furloughs are shut downs, these are not ramp downs. When we entered the quarter because of the historical patterns which we have, we know which client will go for furloughs and usually for how long. What we found this year was that because of all the economic uncertainties, volatility in the environment, what we have seen was clients who have not done furloughs in the past, suddenly deciding to do furloughs. We have predominantly seen furloughs in the Manufacturing segment in the past because that is where the factories get shut down for a week or two in December. This time we have seen furloughs in other industry verticals. Suddenly this year, we saw furloughs which we had not planned for in the beginning of the quarter. That is when we said we have a headwind because of furloughs which means there are more shutdowns which means we will lose more revenues in that period of time. The programs are critical both in 2011 or 2012. They approach that some of our clients took was to cut down everything because of serious cost pressures. What we did was to work with them and say “look if these critical programs get shutdown, it will have impact on other aspects of their business in the long-term because the programs will not complete”. The new furloughs which were not anticipated in the beginning of the quarter, again we have to work with them and say “look you are looking at only one dimension, there are other dimensions of this. If you shut it down, all our schedules will get pushed out because our schedules were based on a zero furlough.” If clients shut it down for 2 weeks, our schedules will get pushed out. That is why we said we worked with our clients very hard to make sure that we mitigate the additional and some of the planned downtime which we were able to reverse. We were expected to lose ‘x’ revenues. When we had additional furloughs that became ‘x plus’ something else. We were able to bring it down to ‘less than x’. That is what we are trying to explain. Also as Rajiv said, this quarter we had a pricing increase of 1.8% which was not assumed in the beginning of the quarter. The portfolio shifted and most of the revenue came from ramp ups in the transformational wins we had in the last quarter. We had clearly stated that the pricing is assumed to be flat but we realize the pricing differential usually only through the end of the quarter. We cannot really do it on a weekly or a monthly basis because that gets realized during the end of the quarter. BPO and Finacle also did very well this quarter. So there are multiple reasons for what you are seeing. What we said in December was exactly what we saw in that point of time. We had more furloughs, we had people at home in East Coast who did not have power for 2 weeks. We had hundreds of people without power. We had to work with our client to make sure that the work is getting done and we are able to realize the revenue.

Participant

Taking over from where we left earlier, just a big picture could give now say that this was a turnaround because you said earlier signs of growth and revival, both in your strategic execution the acquisition of Lodestone seems to be more strategic and timing. That has really increased your revenues by 1.5% (FY 13) from what you gave in organic growth. And what is the big picture that you are getting from the US and Europe if you could say this year, may be the budgets are yet to be closed.

S. D. Shibulal

The Lodestone acquisition is definitely strategic for us. As Steve said it has improved our presence in Continental Europe in Consulting and System Integration. We had built Infosys Consulting over a period of time as a layer over our Consulting work which we do in Infosys. We have combined both of them to create scale and strength. But we had a weakness in Continental Europe because Infosys Consulting was predominantly US. Lodestone acquisition has bridged that gap. We expect that this will yield synergy results into next year. That showed up in our revenue, the difference between 4.2% and 6.3%, that difference is because of Lodestone.

From an overall perspective, budgets are yet to be closed. We expect it to be flat or marginally down. There are different colors for different industry verticals. If we are talking about Financial Services while there is weakness, there is also spend related to the regulatory environment, ‘Know Your Customer’ and various areas. Manufacturing is always driven by how to increase return on investment and that leads to spend in Consulting and System Integration as well as in technology space. Retail is driven by the digital transformation where we are extremely strong from a Consulting and System Integration perspective, from a Products and Platforms space. In Energy & Utilities and Communications, the wire-line continues to be challenged whereas we are increasing our share of revenue from wireless. So different industry verticals have different colors to it.

Now as I said, the world has not changed; the world is volatile. We operate in a challenging environment. Our clients operate in a challenging environment and their ability to take long-term and sometimes even short-term investment decisions are challenged because of this environment. So we remain cautiously optimistic.